Exhibit 99.1
E-mail to Employees
To all employees:
I am pleased to announce that we have reached an agreement with our debt holders and our largest stockholder, Highland Capital, that will make American HomePatient a financially stronger company and allow us to continue providing critical services to our customers.
The agreement involves the conversion of American HomePatient from a public company to a private company, and the restructuring of our senior debt. The plan requires approval of a majority of our stockholders. Highland Capital, with 48% of the outstanding shares, has agreed to vote its shares in favor of the plan.
We believe this agreement is in the best interests of everyone involved, including our customers, employees and stockholders. As a private company, American HomePatient will be in a stronger position to continue serving our customers and to grow the business profitably over the long term. The restructured debt will satisfy the demands of our debt holders and eliminate uncertainty about the Company’s future. And our stockholders will receive a fair price for their shares.
Your managers will hold meetings with all of you to discuss the plan in more detail. If you have any questions or concerns, please do not hesitate to mention them to your manager.
Sincerely,
Joseph F. Furlong
This communication may be deemed to be solicitation material regarding the reincorporation merger described herein. In connection with the reincorporation merger, American HomePatient, Inc. intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement and other relevant documents free of charge at the SEC’s web site, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available.
American HomePatient, Inc. and its directors may be deemed to be participants in the solicitation of proxies in connection with the reincorporation merger. Information about the directors of American HomePatient, Inc. is set forth in its proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2009.

This communication is not an offer to participate in the tender offer described herein. When and if the tender offer is commenced, a tender offer statement and additional materials will be made available. IN THAT EVENT, STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholder will be able to obtain these materials free of charge on the SEC’s website, www.sec.gov, and will receive information at an appropriate time on how to obtain transaction-related documents for free from American HomePatient Inc. Such documents are not currently available and their availability is subject to the determination to commence the tender offer.